PHILADELPHIA INVESTMENT PARTNERS
NEW GENERATION FUND

1233 Haddonfield-Berlin Road

Suite #7

Voorhees, NJ  08043

May 26, 2011

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Philadelphia Investment Partners New Generation Fund – File Nos.  333-165401 and 811-22395

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A of Philadelphia Investment Partners New Generation Fund be accelerated to June 1, 2011 pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

PHILADELPHIA INVESTMENT PARTNERS

NEW GENERATION FUND

/s/  PETER C. ZEULI

Name:  Peter C. Zeuli

Title:  President and Treasurer

RAFFERTY CAPITAL MARKETS, LLC

/s/  THOMAS A. MULROONEY

Name:  Thomas A. Mulrooney

Title:  President